SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35089; File No. 812-15479

Venerable Insurance and Annuity Company, et al.

January 11, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order pursuant to section 11 of the Investment Company Act of 1940 (the "Act").

Summary of Application: Applicants request an order approving the terms of an offer of exchange of certain annuity contracts issued by Equitable Financial Life Insurance Company ("EFLIC") and made available through Separate Account No. 49 of Equitable Financial Life Insurance Company for virtually identical annuity contracts issued by Venerable Insurance and Annuity Company ("VIAC") and made available through the Separate Account EQ of Venerable Insurance and Annuity Company, pursuant to an assumption reinsurance agreement between VIAC and EFLIC.

Applicants: Venerable Insurance and Annuity Company, Separate Account EQ of Venerable Insurance and Annuity Company, and Directed Services LLC.

Filing Dates: The application was filed on June 27, 2023 and amended on October 13, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 5, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants:

J. Neil McMurdie, neil.mcmurdie@venerable.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated October 13, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at,

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.